Simpson Thacher & Bartlett LLP

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VIA EDGAR

December 19, 2024

Re:	EQT Infrastructure Company LLC

Amendment No. 1 to Registration Statement on Form 10-12G

Filed November 15, 2024

File No. 000-56691

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of EQT Infrastructure Company LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) a post-effective amendment (“Post-Effective Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”), originally filed with the Commission on September 20, 2024. The Company has revised the Registration Statement in response to the comment letter from the staff (the “Staff”) of the Commission’s Division of Corporation Finance, dated November 22, 2024 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 1 and used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Business, page 1

1.

Comment: We note your revised disclosures in response to prior comment 1. However, as previously stated, we also note your risk disclosures that you may invest in various securities, including debt securities, convertible securities, commercial mortgage-backed securities, and residential mortgage-backed securities. Please revise to clarify if you are referring to the investments that will be made as part of the Liquidity Portfolio, or otherwise, explain how these types of investments fit within your investment strategy.

Securities and Exchange Commission	2	December 19, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises that investments in debt securities, convertible securities, commercial mortgage-backed securities and residential mortgage-backed securities may be made as part of the Company’s Liquidity Portfolio, as disclosed on page 2, but investments therein will not be a principal part of the Company’s business strategy for assets held outside of the Liquidity Portfolio. As disclosed on page 1 and throughout the Registration Statement, the Company’s principal strategy is to own and control Joint Ventures that, directly or indirectly, own majority and/or primarily controlling stakes in portfolio companies that are primarily operating in the infrastructure space.

Acquisition opportunities alongside EQT Vehicles, page 7

2.	Comment: We note your response to prior comment 2. Please revise the prospectus to include this explanation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8.

Share Repurchases, page 17

3.

Comment: We note your response to prior comment 3 and the following disclosure on page 17 and elsewhere: “If the transaction price for the applicable quarter is not made available by the tenth business day prior to the repurchase date of the applicable quarter (or is changed after such date), we may elect to extend the repurchase offer to a later date or not to accept repurchase requests for such quarter” (emphasis added). Please provide your analysis of how this is consistent with Rule 14e-1(b) or revise to clarify, if true, that if you extend the repurchase offer to a later date, you will extend the repurchase date so that at least 10 business days remain from the announcement of the transaction price for the applicable quarter.

Further, we note the following language in your response to prior comment 3: “In addition, for each quarter, the window during which a repurchase request can be made will generally be at least 20 business days...” Please clarify what you mean by the use of the word “generally.”

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 17 and 19.

With respect to the repurchase request window, the Company respectfully advises the Staff that the repurchase request window may be extended beyond 20 business days, including for the purpose of extending the repurchase date such that at least 10 business days remain from the announcement of the transaction price for the applicable quarter.

Securities and Exchange Commission	3	December 19, 2024

General

4.

Comment: We note your various representations regarding your control of underlying portfolio companies, including that (i) you “will be primarily engaged in managing the operation of [your] portfolio companies through the Control JVs”; (ii) that the Executive Committee is expected to “manage[] [your] ownership and control of each portfolio company....”; and (iii) that your “value proposition is premised on active ownership of portfolio companies... with a view towards long-term holdings as a critical element of [your] business strategy.”

•	Please clarify (i) what specific activities constitute “manag[ing]” your “ownership and control” of portfolio companies;

Response:

As discussed in our response letter dated November 15, 2024 (“November 15 Letter”), the Company, when operational, is intended to operate as a conglomerate with the objective of generating attractive risk-adjusted returns for shareholders and achieving medium-to-long-term capital appreciation. The Company will primarily seek to achieve that objective by owning, controlling, and managing JVs that in turn will hold individual portfolio companies.

As discussed in our November 15 Letter, the Company’s JVs will be formed by pooling the Company’s capital with the capital of one or more investment vehicles or other EQT Vehicles that are also seeking to acquire interests in underlying portfolio companies that are compatible with the Company’s business strategy.1 As noted in our November 15 Letter, the Company broadly categorizes its JVs into “Control JVs” and “Non-Control JVs” based on the relative degree of control held by each JV over its respective portfolio company. The Company expects that Control JVs will represent a substantial majority, and no less than 60% by value, of the Company’s total assets.

Generally speaking, the Company, through its Control JVs, will manage its ownership and control of portfolio companies by choosing when and how to exercise a Control JV’s rights to control a portfolio company while it is owned by the Control JV. In addition, the Company will manage its ownership and control of portfolio companies by choosing to continue to hold its interest in a portfolio company for so long as continued ownership is consistent with the Company’s business strategy, and choosing to divest its interest in a portfolio when such ownership is no longer consistent with the Company’s business strategy.

[1]

As discussed in our November 15 Letter, the Company, on one hand, and the largest source of other capital participating in a given deal, on the other hand, generally will co-own and control each JV as general partners, with each individually holding all of the rights and responsibilities, and bearing all the risks, that come with being a “general partner” as the term is generally used in various localities’ laws governing partnerships.

Securities and Exchange Commission	4	December 19, 2024

As a general partner of each Control JV, the Company will be an active participant in the “joint venture” as that term is used throughout court cases interpreting federal securities laws.2 On a practical level, this means that the Company will have both the authority and the responsibility to approve any action taken by a Control JV with respect to its underlying portfolio company, with the Company acting through its directors or by delegation to its officers, employees, or the Company’s other duly appointed agents. In sum, each Control JV will act through the actions of its general partners, and the Company generally will be one of two such general partners of each Control JV.

For portfolio companies that are structured and operated as corporations or with corporate-like governance (including limited liability companies), a Control JV will exercise control over the portfolio company post-acquisition by appointing directors to the portfolio company’s board. A Control JV generally will have the right to appoint a majority or a plurality of directors of the portfolio company’s board. Those directors are then beholden to the Control JV with respect to implementing the strategy and initiatives decided by the Control JV, which is controlled jointly by the Company. To the extent portfolio company directors appointed by a Control JV are not executing on the desired strategy, the Control JV generally will have the right to remove and replace the appointed directors at its discretion.3

In some circumstances, in addition to rights to appoint directors to the board, the Control JV may also have direct rights as a shareholder of the portfolio company. Any exercise of such shareholder rights would also be a decision made by the Control JV, which will be controlled jointly by the Company. As such, the Company would have the full ability to block any decision by a portfolio company with which it does not agree.

•

[Please clarify] (ii) how, if at all, the Executive Committee or other officers, directors, or employees of yours expect to be involved in the day-to-day operation of the underlying portfolio companies, including, for example, the types of business decisions you anticipate making or being involved in making;

Response:

The roles that the Company’s officers, directors, or employees are expected to play in the day-to-day operations of an underlying portfolio company will naturally vary depending on the underlying portfolio company. This is because the degree of ownership of outstanding voting securities each JV owns with respect to its underlying portfolio company is variable, and also because the corporate governance structure of each portfolio company is variable.

[2]

See, e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981) (identifying the circumstances in which, due to the interest holder’s ultimate control over the of the entity, a joint venture or general partnership interest are deemed to not be an investment contract and thus not a security); see also Ave. Capital Mgmt. II, Ltd. P’ship v. Schaden, 843 F.3d 876, 882-84 (10th Cir. 2016).

[3]

We note that the Commission and its Staff have also taken the stance that a controlling influence includes not just the active exercise of that influence, but also the dormant power to exercise such influence. See, e.g., Phillips v. SEC, 388 F.2d 964, 971 (2d Cir. 1968) (stating that in order to find that a person is in control, “it is not necessary to find that he succeeded in influencing policy – it is enough if he had the power to do so”). Relatedly, the Commission has found that in determining the existence of such latent power to exercise a controlling influence, “consideration may be given to events which have not occurred but may occur and which would result in the invocation of the latent power.” See, e.g., The Chicago Corp., 28 S.E.C. 463, 468 (1948). As noted above, to the extent the Control JVs are not actively exercising their control over an underlying portfolio company, they will nevertheless have latent control over such entity. Thus, regardless of whether a Control JV is actively exercising or latently controlling, the Control JV can be viewed as always managing the operations of the underlying portfolio company.

Securities and Exchange Commission	5	December 19, 2024

As noted, if a portfolio company is structured as a corporation or limited liability company, a Control JV may exert its control by selecting natural persons to serve on the portfolio company’s board of directors. In certain cases, the Control JVs may decide to appoint natural persons who are also officers, directors, or employees of the Company to the board of directors at a portfolio company. In other cases, those natural persons may be persons affiliated with the Company’s co-venturers. In still other cases, those natural persons may be previously unaffiliated with the Company or its affiliates, and the person may be hired specifically for the role at a given portfolio company.

Those natural persons appointed as directors to represent the Control JV’s interests in its acquired portfolio company would be expected to serve the interests of the Control JV. Those directors would be expected to wield the typical authority of a director of a company, including decisions with respect to hiring, firing, and replacing “C-suite” level officers or employees of the portfolio company, approving significant budgetary expenditures, and approving major strategic decisions such as expansion into different businesses or geographies. That said, the extent that directors would be involved in the day-to-day activities of the portfolio company would naturally depend on the managerial structure and strategy best-suited for that given portfolio company. For instance, in some portfolio companies, the board may provide only high-level strategic guidance and approvals (e.g., the approval of annual budgets or key contracts). In other companies, the board may be more directly involved by making decisions about the day-to-day business.4

Notwithstanding the variability of the manner by which control and governance are exercised, there is a constant motivation behind whatever level of support the Company’s personnel provide with respect to the day-to-day operations of a portfolio company: any support is provided with the purpose of increasing the value of the portfolio company so that the Company can achieve its stated goal of medium-to-long-term capital appreciation.

•

[Please clarify] (iii) whether you believe these activities (and your “active ownership” model) indicate that you actively manage and actively exercise control over your portfolio companies—and, if so, why.

Response:

The Company believes the activities described above indicate that the Company actively manages and exercises control over portfolio companies that are acquired and held through Control JVs. As noted above, the Company will control the portfolio companies underlying its Control JVs, which will represent a substantial majority (and no less than 60% by value) of the Company’s total assets. With respect to portfolio companies

[4]

The Company’s intention, via its positions on the boards of its underlying portfolio companies, is to ensure that such boards are involved in the growth and development of their respective underlying portfolio companies. For instance, the underlying portfolio companies are expected to follow a structured governance rhythm via mechanisms such as quarterly board meetings to review performance and strategic initiatives and monthly operating and financial reports provided by management to the board in order to maintain continuous oversight and transparency.

Securities and Exchange Commission	6	December 19, 2024

underlying the Control JVs, the Company actively manages and exercises control over the Control JVs as a general partner of each Control JV, and the Control JV in turn actively manages and exercises control over its respective portfolio companies through its appointment of directors to the portfolio company’s board, as described above. The resulting chain of control demonstrates that the Company controls such portfolio companies indirectly through its Control JVs. Put in Howey terms, the Company is not relying solely (or even primarily) on the efforts of others for returns with respect to its Control JVs or their respective underlying portfolio companies.

•

Please discuss whether, to the extent you believe your primary business consists of the active management and active exercise of control over your portfolio companies, you believe that information regarding the individual portfolio companies and their businesses, including business descriptions and risks to the successful operation of those businesses, would or would not be material information to investors. To the extent you believe this information would not be material to investors, please explain why and discuss whether you believe this would indicate that you meet the definition of an investment company under section 3(a)(1)(A).

Please note that we will refer your response to this comment and the other comments relating to the Investment Company Act to the Division of Investment Management.

Response:

The Company believes that its primary business consists of exercising joint control over its Control JVs, which in turn exercise control over their respective portfolio companies. The Company believes that information regarding its portfolio companies to which reasonable investors would attach importance in deciding whether to invest in the Company (including with respect to any associated risks) would be material information to investors. As such, as underlying portfolio companies are acquired, the Company intends to update and revise its disclosure, including with respect to risks, in order to include such material information to investors.5

The Company does not believe that a conclusion that information regarding one or more portfolio companies is not material to the Company as a whole would indicate that the Company is an investment company under Section 3(a)(1)(A). Under the Tonopah Factors, as discussed at length in our November 15 Letter, the activity at issue under Section 3(a)(1)(A) is whether the issuer is primarily engaged in the business of “investing, reinvesting or trading in securities.”6 A complete analysis under Tonopah should look at whether the Company’s disclosure suggests its business is primarily “investing, reinvesting, or trading in securities.” The fact that not every portfolio company will be significant enough to receive detailed disclosure does not suggest that the Company’s business is primarily related to securities.

[5]

The Company believes its disclosure must be weighted for materiality, which requires balancing the need for disclosure with the relevant context that, over time, it is not expected that any individual portfolio company will dominate the Company’s assets by value or income. For example, if the Company had no operations other than its participation in a single JV, the Company believes that risks associated with the JV and its underlying portfolio company would be material to an investment in the Company, and detailed information about the underlying portfolio company would be significant to a reasonable investor.

[6]	In the Matter of Tonopah Mining Co., 26 S.E.C. 426 (July 21, 1946).

Securities and Exchange Commission	7	December 19, 2024

5.

Comment: We note your assertion that the Control JVs “will be engaged in the business of owning and holding securities of a single portfolio company, which is separate and distinct from “investing, reinvesting, or trading in securities” and that “[w]ith this distinction in mind, [you] believe[] an analysis of [your] Control JVs under the Tonopah Factors shows that the Control JVs will each not be deemed investment companies under Section 3(a)(1)(A).” Please expand on this discussion to address the court’s observation in SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3 (S.D.N.Y. 1968) that “[the word ‘invest’] must be given its normal meaning, i.e., to put out money at risk in the hope of gain.” In your response, please discuss whether the Control JVs—and you, through the Control JVs—put money at risk in the hope of gain when purchasing the equity interests of portfolio companies.

Response:

Section 3(a)(1)(A) and Section 3(a)(1)(C) of the 1940 Act are written similarly but diverge in key respects. Section 3(a)(1)(A) captures any issuer “engaged primarily . . . in the business of investing, reinvesting or trading in securities,” whereas Section 3(a)(1)(C) captures any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum . . . .”7

A fundamental maxim of statutory interpretation is that courts should read a statute so as “not to render one part inoperative,”8 and as such the difference between Sections 3(a)(1)(A) and 3(a)(1)(C) should not be read as to render the definition of “investment securities” in Section 3(a)(2) inoperative.9 We believe the district court’s observation in SEC v. Fifth Ave. Coach Lines, Inc.,10 which amounted to dicta, does not give sufficient weight to that principle of statutory construction.

[7]

As discussed further below, this difference is one that has been acknowledged, and given weight to by the Commission on numerous occasions. For instance, in the adopting release for Rule 3a-1, the Commission stated that the two sections differ in that Section 3(a)(1)(A) “does not apply to companies which merely ‘own or hold securities’ while [Section 3(a)(1)(C)] applies to such companies. Certain Prima Facie Investment Companies, Release No. IC-10937 (Nov. 13, 1979) [44 FR 66608 (Nov. 20, 1979)] at n. 8 (“Proposing Release to Rule 3a-1”). See also United Asset Mgmt. Corp., SEC No-Action Letter, (Nov. 2, 1981) (“[I]t appears that a [holding company] would not be an investment company as defined in section [3(a)(1)(A)] because its primary business will be owning or holding securities rather than ‘investing, reinvesting, or trading’ in them, compare ‘investing, reinvesting, owning, holding, or trading’ in section [3(a)(1)(C)]”).

[8]	Colautti v. Franklin, 439 U.S. 379, 392 (1979).
[9]

We note that several of the historical discussions of Sections 3(a)(1)(A) and 3(a)(1)(C) refer to their old enumeration where they were Sections 3(a)(1) and 3(a)(3), respectively. In the interest of clarity and the avoidance of doubt, we have updated historical references to their current sections throughout quoted materials.

[10]	SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3 (S.D.N.Y. 1968) (hereinafter the “Fifth Avenue District Court Case”).

Securities and Exchange Commission	8	December 19, 2024

Writing for the district court, Judge McLean reasoned that because Section 2(a) of the 1940 Act does not include a definition for the term “invest,” “[t]hat word must be given its normal meaning, i.e., to put out money at risk in the hope of gain.” The district court’s observation here, however, overlooks the definition of “investment securities” contained in Section 3, which notably excludes “securities issued by majority-owned subsidiaries of the owner,” while the definition of “security” provided in Section 2(a)(36) does not have such an exclusion. Accordingly, while it seems readily apparent that Congress gave very clear context for how “invest” was meant to be interpreted when modifying “securities” in the context of Section 3, the district court overlooked this clear connection.

The district court’s reading of Section 3(a)(1)(A) is problematic because it would cause part of the definition of “investment securities” to effectively be rendered inoperative, as any issuer owning and holding securities issued by a majority-owned subsidiary, notwithstanding such majority-owned subsidiary being excluded from the definition of an investment company under Section 3(a)(1)(C) (through the exclusion from the definition of “investment securities” in Section 3(a)(2)), would nonetheless be captured as an investment company under 3(a)(1)(A). This is untenable because, as noted above, Section 3(a)(2) expressly excludes securities issued by majority-owned subsidiaries from the definition of investment securities and thus effectively excludes holding companies doing business through their majority-owned subsidiaries from the definition of investment company in Section 3(a)(1)(C). Therefore, the view that such holding companies are nevertheless investment companies under Section 3(a)(1)(A) is at odds with Congress’ apparent intent to exclude such holding companies from regulation under the 1940 Act.11

The Fifth Avenue District Court Case was appealed to the Second Circuit,12 and while the Second Circuit upheld the district court’s ruling, it did not reiterate the district court’s reasoning as to the “normal meaning” of the word “invest.” In reviewing the matter, the Second Circuit did not so readily dismiss the notion that Fifth would fall outside the scope of Section 3(a)(1)(A) had the company been successful in its attempts at obtaining control stakes over investee companies.13 Although the Second Circuit seemed to acknowledge that “investing” under Section 3(a)(1)(A) must have some connection to what the Commission’s studies indicated that the Commission intended to regulate, the Second Circuit ultimately affirmed the district court that Fifth was an investment company under Section 3(a)(1)(A) because the company did not, in practice, actually obtain control stakes, notwithstanding its alleged intentions.

“Fifth argues that [from the time it received a cash windfall], it was endeavoring to gain operating control of companies—to become a conglomerate—and that it therefore should not be denominated an investment company. However, when Fifth’s statements to its shareholders are viewed against the backdrop of Fifth’s actual securities trading and Judge McLean’s findings that ‘Fifth never came close to achieving that objective’ (gaining control of [one of the significant companies that Fifth invested in]), and that ‘Fifth has been markedly unsuccessful in carrying out [its] policy’ of obtaining control of other companies, Fifth’s activities come within the ambit of [Section 3(a)(1)(A)] of the Act.”14

[11]

In fact, we are unaware of a time where the SEC has taken the position that a holding company excluded from the definition of investment company by Section 3(a)(1)(C) was nevertheless an investment company under Section 3(a)(1)(A).

[12]	SEC v. Fifth Ave. Coach Lines, Inc., 435 F.2d 510, 515 (2d Cir. 1970).
[13]

Rather, the Second Circuit noted that following a four-year study to classify investment companies to distinguish between companies owning securities in other corporations and those in the business of investing in other corporations, the Commission found that in some instances a company holding a majority interest in its subsidiaries may be considered to be in the same business as that of its subsidiaries and was not to be considered “part of the industry needing regulation.” Id.

[14]	SEC v. Fifth Ave. Coach Lines, Inc., 435 F.2d 510, 515-16 (2d Cir. 1970).

Securities and Exchange Commission	9	December 19, 2024

Accordingly, the Company respectfully submits that it does not believe that Judge McLean’s observations in dicta should be considered binding precedent or an authoritative interpretation of Section 3(a)(1)(A)’s scope.

Moreover, we note that the Commission has routinely interpreted Section 3(a)(1)(A) (dating back to as early as 1942) as not intended to capture holding companies. For example, In the Matter of The Atlantic Coast Line Company involved a Section 3(b)(2) application from an issuer with “activities . . . confined largely to those ordinarily exercised by a holding company.”15 The issuer owned 100% of two rail lines, more than 50% of another rail line, and then 27% of a fourth rail line. The issuer sought exemptive relief because approximately 87% of its assets’ value was associated with the 27% stake in a rail line that was not a majority-owned subsidiary. While discussing the issuer, the Commission reasoned that “[i]t . . . appears that [Section 3(a)(1)(A)] is inapplicable.” The Commission went on to state:

“it should be observed that the language of [3(a)(1)(C)] differs substantially from that of [3(a)(1)(A)] and [3(a)(1)(C)] embraces investment companies that are not necessarily active. In paragraph [3(a)(1)(C)] the words “owning” and “holding” are added to the words “investing, reinvesting, or trading in securities.” These several functions are listed disjunctively, and we think it clear that the relatively inactive business of owning or holding securities was intended as an additional criterion in the definition of ‘investment company,’ independent of the business of investing, reinvesting or trading in securities.”16

The Commission then concluded, “[o]n the basis of the foregoing we find that the applicant is engaged in the business of owning and holding securities, and that it owns investment securities having a value exceeding 40% of the value of its total assets. The applicant is, therefore, an investment company within the meaning of Section [3(a)(1)(C)] . . . .”17

Based on the Commission’s analysis in Atlantic Coast Line, the Commission’s view on this matter, most proximate in time to when the relevant language was written and adopted, was that Section 3(a)(1)(A) is not meant to capture the “relatively inactive business of owning or holding securities.” The Commission has echoed itself on this point more recently, including in the adopting release for Rule 3a-6.18

[15]	In the Matter of The Atlantic Coast Line Company, 11 S.E.C. 661, 662 (1942).
[16]	Id. at 663-664 (emphasis added).
[17]	Id. at 664.
[18]

See Exception from the Definition of Investment Company for Foreign Banks and Foreign Insurance Companies, Investment Company Act Release No. 18381 (Oct. 29, 1991) at n.29 (“Section [3(a)(1)(A)] defines an investment company as ‘any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,’ while the section [3(a)(1)(C)] definition includes issuers ‘in the business of investing, reinvesting, owning, holding, or trading in securities.’ Most holding companies fall within the definition of investment company solely by reason of the reference to owning or holding securities in section [3(a)(1)(C)].” See also supra note 7.

Securities and Exchange Commission	10	December 19, 2024

6.

Comment: We note your observation, when discussing the nature of the Control JVs assets and income, that “[a]s discussed above in the context of the Avenue case, when a group of entities acquires a majority ownership interest in a portfolio company, they have not acquired securities.” Please clarify whether you expect that the underlying portfolio companies will be owned, directly and indirectly, exclusively in the form of limited liability company interests, as discussed in the Avenue case. To the extent, however, that you expect your Control JVs to own, directly and indirectly, any equity interests, including stock, not addressed in the Avenue case, please so clarify.

Response:

In Avenue,19 the salient holding was that Avenue and Fortress could not provide sufficient evidence to establish that their collective interests in Quiznos constituted securities under federal securities laws, including the test under Howey,20 because Avenue and Fortress (among other things) collectively controlled the identity of eight of the nine members of Quiznos’ board, notwithstanding that the CEO still handled the day-to-day management of the company. Because Avenue and Fortress had the ability to exert control over Quiznos through their control over the board, they could not be said to be expecting profits solely from the efforts of others. In other words, Avenue is clear precedent for the Company’s view that its interests in Control JVs are not “securities” and that the Control JVs are not engaging in the business of “investing, reinvesting, or trading in securities” when the Control JVs acquire a majority of a portfolio company’s outstanding voting securities.

That the instruments in question were LLC membership interests is not dispositive of the relevance of Avenue to the Company’s intended operations. As discussed in detail in our November 15 Letter, the Company expects that the majority of its Control JVs will be organized as limited partnerships of which the Company will serve as one of two general partners. The form of organization of each portfolio company and any intermediary holding companies can vary significantly. The Company’s strategy will be to focus on privately held companies, and how they are organized can vary based on many factors. Some may be LLCs, while others may be partnerships or even corporations. Further, many will be organized in jurisdictions other than the United States that have other forms of business entities. Some of the original portfolio companies may be merged out of existence following the transaction. Some of the transactions may be structured as an acquisition of the target portfolio company’s assets rather than purchasing equity interests. The potential variability of deal structure is significant and can be driven by many factors that have little to do with the principles of whether the Company will, post-transaction, be reliant on the efforts of others for the success of the portfolio company.

The Company does not believe that the application of the principles underlying the Howey test should have radically different outcomes depending on the form of business entity used. In applying the Howey test, “‘form should be disregarded for substance’ and courts should focus on the ‘economic realities underlying a transaction, and not on the name appended thereto.’”21

[19]	Ave. Capital Mgmt. II, Ltd. P’ship v. Schaden, 843 F.3d 876, 880 (10th Cir. 2016).
[20]	SEC v. W.J. Howey, Co., 328 U.S. 293 (1946).
[21]	SEC v. Shields, 744 F.3d 633, 643 (10th Cir. 2014). (citation omitted) (quoting United Housing Found., Inc. v. Forman, 421 U.S. 837, 848-49, 95 S. Ct. 2051, 44 L. Ed. 2d 621 (1975)).

Securities and Exchange Commission	11	December 19, 2024

Notably, in the Tenth Circuit where Avenue was decided, the courts apply a “strong presumption” that a “general partnership is not a security” whenever a partnership agreement “allocates powers to general partners that are specific and unambiguous” and provide those partners “with access to information and the ability to protect their investment.”22 Had Avenue and Fortress invested in Quiznos through a partnership where they were general partners, in the manner the Company largely intends to do, there would have been even less of an argument that Avenue and Fortress would be entitled to the protections of the federal securities laws.

7.

Comment: We reissue our request that you “describe the ways, if any, that [your] representations [regarding your business] to investors are materially distinguishable from representations made to investors in EQT Vehicles investing alongside you in JVs” and “discuss whether investors would reasonably view you as a materially similar investment opportunity to an investment opportunity in an EQT Vehicle”. In addition, please provide a detailed description of the distinctions between your business and the business of the EQT Vehicles investing alongside you in Control JVs, together with a description of how those distinctions yield distinct results, if any, when analyzing these businesses under Section 3(a)(1)(A). To the extent you believe any distinct treatment under Section 3(a)(1)(A) follows exclusively or primarily as a result of your analysis of your interests in your Control JVs as non-securities and/or the Control JVs acquisition of non-securities, please so state.

Response:

Below, we have listed structural and mechanical differences between the Company and many other EQT Vehicles, including:

•	Other EQT Vehicles can invest in securities and make minority investments to a substantial degree, if they so choose, while the Company cannot.

•

The managers of other EQT Vehicles are incentivized to sell underlying portfolio companies for a profit as their return is dependent on the occurrence of a realization event. In contrast, a member of the EQT AB Group will receive a Performance Allocation that is based on the Company’s NAV, which will be calculated in accordance with GAAP and the Company’s valuation policies, and will reflect the value of the Company’s portfolio companies at their fair market values at each determination date. Given that the Performance Allocation will be calculated based on the Company’s NAV, such allocation is not dependent on the occurrence of a realization event.

[22]	Id.

Securities and Exchange Commission	12	December 19, 2024

•

Interests in other EQT Vehicles (which generally are organized as limited partnerships) are not unitized, unlike units issued by the Company. Accordingly, unlike investors in the Company, investors in other EQT Vehicles are permitted to exercise excuse rights to not participate in certain investments for legal, tax and regulatory reasons.

•

Unlike the Company, other EQT Vehicles are structured as limited partnerships that hold themselves out as solely relying on the efforts of their respective general partners to generate returns. Other EQT Vehicles do not have day-to-day managers or a governing board that make operating decisions, while the Company does.

•

Many other EQT Vehicles are drawdown vehicles where initial commitments are made and capital is called from investors to fund each specific transaction. The Company will not operate that way and will require investors to fully fund their commitment when they subscribe.

•

While the Company has independent directors on its board, other EQT Vehicles do not. Rather, they may have limited partner advisory committees comprised of members that act in their own best interests as opposed to necessarily the interests of all investors as a whole.

•

Investor minimum commitments are lower for the Company than with respect to other EQT Vehicles. Relatedly, due to the open-ended nature of the Company, investors can subscribe for additional shares in the Company over time, while investors in the other EQT Vehicles may not be able to do the same.

•

Many other EQT vehicles are term-based, and thus investor capital is locked up for several years without any exit opportunities. The Company by contrast will provide quarterly liquidity to its investors and accordingly maintains the Liquidity Portfolio, in part to help provide liquidity to fund any share repurchases. This has impacts on the expected return profile of the Company as compared to other EQT Vehicles.

In addition, another significant point of distinction between the Company and many other EQT Vehicles is that other EQT Vehicles that are offered to U.S. persons are generally available only to qualified purchasers. EQT Vehicles that limit their beneficial owners to qualified purchasers in reliance on Section 3(c)(7) can pursue any strategy they please, subject to the restrictions agreed upon with investors in their governing documents, and are unbound by restrictions applicable to the Company’s status as an operating company under the 1940 Act. Thus, there will be acquisitions that the Company does not pursue that other EQT Vehicles will pursue. At a minimum, there will be opportunities where the Company will be constrained as to its level of participation.

In terms of how other EQT Vehicles may be viewed under Section 3(a)(1)(A), those other EQT Vehicles are holding themselves out as being primarily engaged in the business of investing, reinvesting, or trading in securities, because they market themselves to investors as investment funds that are relying on Section 3(c)(7), which implies that such vehicles would be deemed to be investment companies under Section 3(a)(1) without such an exemption. The Company does the opposite and specifically discloses to its investors that it is not an investment company under Section 3(a)(1).

Securities and Exchange Commission	13	December 19, 2024

The Company’s inclusion of explicit disclaimers stating that the Company is not an investment company under Section 3(a)(1)(A) or 3(a)(1)(C) and risk factors related to those considerations in the Company’s disclosures are also salient here. The Company is transparent with investors that it does not intend to operate as an investment company and that any acquisition of the Company’s shares would not be subject to the 1940 Act’s protections. While disclosure would not necessarily be dispositive on its own, it cuts against any implication that the Company is “holding itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities.”

The Company does not believe a reasonable investor could ignore all of these differences (and more) and conclude that an investment in the Company is identical to an investment in another EQT Vehicle that is not structured like the Company.

8.

Comment: We note that you expect that “the vast majority of [your] income over time will be derived from [your] interests in [your] Control JVs.” Please clarify whether you expect this income to be derived from portfolio company “exits” or the net income earned through the operation of portfolio companies. To the extent you expect that your income over time will be substantially derived from portfolio company “exits,” please expand your discussion of the sources of your income to consider whether the nature of your income is substantially derived from the sale of securities. In addition, to the extent you anticipate earning a substantial portion of your profits through portfolio company “exits,” please provide your detailed legal analysis regarding whether you believe you propose to operate as a “special situation investment company.” See generally Investment Company Act Rel. No. 10937, at text accompanying n.19 (Nov. 13, 1979).

Response:

The Company expects that when measured in terms of revenue or income on a quarterly basis, the revenues / income of the Company’s proportional share of its controlled portfolio companies’ revenues and income would far exceed any revenues or income associated with the Company’s Non-Control JVs or any securities in the Liquidity Portfolio.

In the context of most publicly traded companies, a Tonopah analysis needs to approximate how investors are evaluating the value proposition provided by a company to determine whether investors are being enticed to invest based on potential returns derived from securities-related activities or the non-securities related activities of the issuer. The Staff has stated that the Commission’s intent in developing the income test was to “focus on activities that generate revenue for the company” in determining whether its activities are primarily related to investing in securities or operating a business.23 Accordingly, the Commission has permitted applicants that are unable to pass the traditional income test to rely on alternative methodologies, including in some cases, analysis of revenue, to establish the nature of their day-to-day business activities.24

[23]	DRX, Inc., SEC No-Action Letter (June 28, 1988).
[24]

See, e.g., American Trading and Prod. Corp., 1940 Act Release No. 13228 (May 10,1983) (Order), and 1940 Act Release No. 13159 (Apr. 13,1983), 48 Fed. Reg. 16,993 (Apr. 20,1983) (Application) (“In summary, it is stated that Applicant derives more revenue, pre-tax earnings and available funds from the conduct of its operating businesses than from dividends paid by non-controlled companies in which it has investments.”).

Securities and Exchange Commission	14	December 19, 2024

For example, the Commission has issued exemptive orders in instances where high levels of income attributable to “bad” assets have been belied by other financial measures that tend to indicate that the issuer nonetheless is primarily engaged in a non-investment company business.25 In particular, the Commission has granted exemptive orders to technology incubators—that is, companies that invest in early-stage technology businesses—that permitted those incubators to look to their portfolio companies’ revenues rather than the incubator’s net income when analyzing the company’s primary business engagement.26 In these instances, the Commission specifically noted that the operating subsidiaries often were early-stage companies while tacitly acknowledging that overall revenues were a more relevant metric than net income in those cases.27

The Company is confident that it would pass the traditional income/revenue test because income or revenues from its Control JVs will outweigh any income or revenues from Non-Control JVs and any securities in the Liquidity Portfolio.28 That said, the Company also believes that a more accurate way to assess the “sources of income” factor under Tonopah would be to measure the Company’s net increase in net assets resulting from operations, which would show the contributors to changes in the Company’s NAV per share from Control JVs and other assets. When viewed through that lens, the primary driver of the Company’s value, and the returns experienced by the Company’s investors, will be the realized and unrealized capital appreciation of the Company’s interests in its Control JVs.

Because the Company intends to transact with its shareholders at NAV per share on both subscriptions and repurchases, the “income” that is most relevant to investors would be a metric that includes the unrealized gains that are factored into the NAV at which investors will transact with the Company. It follows that when an investor is considering an investment in the Company, he or she will do so based on the potential appreciation of NAV, and will not need to wait for the Company to realize those gains with an actual exit transaction before the investor can benefit from the growth of the Company’s portfolio companies. Even if the Company were to hold its assets indefinitely, the Company’s investors would still be able realize their portion of that growth before the Company has realized the associated gain.29

[25]	Id.
[26]

See, e.g., Bill Gross’s Idealab!, 1940 Act Release No. 24682 (Oct. 10, 2000) (Order), and 1940 Act Release No. 24642 (Sept. 15, 2000) (Notice); Internet Capital Group, 1940 Act Release No. 23961 (Aug. 23, 1999) (Order), and 1940 Act Release No. 23923 (July 28, 1999) (Notice); Corvis Corp., 1940 Act Release No. 25804 (Nov. 18, 2002) (Order), and 1940 Act Release No. 25774 (Oct. 21, 2002) (Notice) (granting similar relief to a company that engaged in business through its subsidiaries).

[27]	Id.
[28]	Id.
[29]

The Company’s method of transacting with its investors does not rely on market pricing to value the appreciation of the Company’s portfolio companies. Rather, the Company will sell and repurchase its Shares at the most recently determined transactional NAV, which reflects the value of the Company’s portfolio companies at their fair market values at each determination date in accordance with GAAP and the Company’s valuation policies and procedures. As such, investors whose share repurchase requests are accepted by the Company will receive from the Company consideration which reflects their portion of such growth before the Company has realized the associated gains.

Securities and Exchange Commission	15	December 19, 2024

For the reasons discussed in our November 15 Letter, the Company believes that its interests in Control JVs are not securities. The Company’s realized (or unrealized) gains relating to sales of its interests in Control JVs should not result in income related to securities any more than an orthodox operating company selling a major subsidiary should cause the remaining issuer to be deemed an investment company.

The Company also respectfully submits that it does not meet the definition of a related concept, a so-called “special situation investment company.”30 The Commission has held that a special situation investment company is “a company, whose primary business is to acquire securities for investment with a view to increasing their value and later disposing of them at a profit.”31 The few companies over the last several decades that have been characterized by the Commission or the Staff as special situation investment companies or have been found in judicial proceedings to fall within the reach of this concept are those that, as part of their history and stated business purpose, engaged in a pattern of acquiring large or controlling blocks of publicly listed securities that operated in a diverse range of industries, attempted to control or to exert a controlling influence over these companies, and then disposed of acquired share positions for a quick profit once the acquired shares started to trade at higher values.32 Special situation investment companies are also thought of as frequently shifting from one investment or industry to another, chasing profits wherever they could be most easily found.33

The Company believes that it is not a special situation investment company for several reasons. First, the Company does not expect that a significant portion of its JVs or their underlying portfolio companies will be listed or publicly traded. While the Company or a Control JV may opportunistically exit a portfolio company through an initial public offering, such an exit would typically only come multiple years after the Company first acquires the portfolio company. The Company does not anticipate that there will be readily available markets for interests in the JVs or the underlying portfolio companies. Without such markets, the Company cannot follow the pattern of a special situation investment company by selling shares of its portfolio companies on public markets to turn a quick profit.

[30]	None of the Company’s subsidiaries, including the JVs, would be special situation investment companies for the same reasons described below.
[31]	See Rule 3a-1 Proposing Release, Investment Company Act Release No. IC–10937 (Nov. 13, 1979).
[32]	See, e.g., Bankers Securities Corp. v. SEC, 146 F.2d 88, 91 (3rd Cir. 1944).
[33]

See In the Matter of Frobisher Limited, 27 S.E.C. (Mar. 30, 1948); In re Northeast Capital Corporation, 37 S.E.C. 715 (Apr. 15, 1957). Entrepreneurial Assistance Group, Inc., SEC No-Action Letter (Dec. 5, 1974). See also, Citizens Growth Properties, Investment Company Act Release No. 812-5854 (November 5, 1984).

Securities and Exchange Commission	16	December 19, 2024

Second, there is no quick profit aim in the Company’s strategy. As discussed, the Company has a long-term horizon for its investments and expects to hold most of its portfolio companies for at least three to five years. By contrast, the typical special situation investment company acquires a controlling block of shares of publicly traded operating companies with an eye towards the resale of such shares for quick profit after forcing some quick changes. The Company’s long-term horizon and “active ownership” model34 (via its Control JVs), by contrast, is incompatible with those sorts of “quick exits” and demonstrates why the Company should not be viewed as a special situation investment company.

Finally, the Company is not aware of any instance in which the Commission, the Staff or any relevant judicial proceeding has concluded that a holding company primarily engaged in operating businesses through its subsidiaries is a special situation investment company because of the potential sale of one or more underlying businesses held over a long-term time horizon. To the contrary, the Staff has granted relief to issuers who represented that they would maintain holding periods as short as two years before looking to monetize their portfolio companies.35

9.

Comment: We note your comparison of Control JVs to SPACs in the context of your discussion of the Control JVs’ historical development, as well as your assertion that “[t]he Control JVs operate with the same fundamental purpose as do SPACs: to raise capital to acquire a controlling stake in a target company or companies.” Please clarify whether the analysis offered within this discussion is intended to address only the Control JVs’ historical development (and investment company status) prior to acquiring a portfolio company, similar to the discussion in the Commission’s SPAC guidance. See generally Investment Company Act Rel. No. 35096 (Jan. 24, 2024) at n. 1144 (“This guidance is intended to address the status of a SPAC from the time of the SPAC’s initial offering until it completes its de-SPAC transaction. The remaining company (or companies) after the de-SPAC transaction may also raise separate questions of Investment Company Act status.”).

Response:

The analogy to the Commission’s SPAC guidance in our November 15 Letter was offered broadly. While we acknowledge that the discussion in the Commission’s SPAC guidance does not purport to conclusively determine the status of the combined entity indefinitely, we do not believe that undermines the analogy. No method of creating an operating company, whether it be a merger, a spin-out or starting a new company from scratch, is guaranteed to insulate the future business from investment company status issues. De-SPAC transactions are no different. Investment company status is a point-in-time test that requires continuous monitoring, and we would not expect the Commission to suggest otherwise in its SPAC guidance.

[34]	The Company’s approach to active ownership focuses on systematic value creation through identifying key value levers and leveraging sector expertise, including external advisors. See supra note 4.
[35]	Entrepreneurial Assistance Group, Inc., SEC No-Action Letter (Dec. 5, 1974). See also, Citizens Growth Properties, Investment Company Act Release No. 812-5854 (November 5, 1984).

Securities and Exchange Commission	17	December 19, 2024

The important conclusion from the Commission’s guidance is that a SPAC may openly propose to acquire a majority-ownership stake in a company or multiple companies in a de-SPAC transaction without being deemed to be an issuer that is “proposing to be engaged primarily in the business of investing, reinvesting or trading in securities” under Section 3(a)(1)(A).

The Commission described SPACs and its views on the applicable 1940 Act status analysis, in relevant part, as follows:

“Typically, a SPAC is organized for the purpose of merging with or acquiring one or more operating companies. The SPAC thereby provides its shareholders with the opportunity to own interests in a public entity that, in contrast to an investment company, will, as a result of the de-SPAC transaction, either be an operating company, or will, through a primarily controlled company, operate such operating company.”36

It is important to note here that Section 3(a)(1)(A) captures both entities that are primarily engaged and those that propose to engage primarily in the business of investing, reinvesting, or trading in securities. The statute explicitly captures prospective intentions. If the Commission felt that conducting a de-SPAC transaction, or the post-transaction entity continuing to operate as proposed was potentially equivalent to engaging in the business of “investing, reinvesting, or trading in securities,” then the act of proposing to conduct a de-SPAC transaction and the act of proposing to continue operations after the transaction would independently make the SPAC an investment company. But that is not what the Commission found. Instead, the Commission stated that it does not believe that acquiring a majority or primarily controlling stake of an operating company is an activity that would be captured by Section 3(a)(1)(A).37

There is no logical reason why the Commission would conclude that proposing a de-SPAC transaction would not be an activity captured by Section 3(a)(1)(A) but leave it unclear whether consummating the de-SPAC transaction would then immediately render the SPAC an investment company under Section 3(a)(1)(A). By way of contrast, the Commission noted in its discussion of SPACs that if a SPAC were to fail to “engage in a de-SPAC transaction but instead acquire a minority interest in a company with the intention of being a passive investor, such activities would affect the analysis of the SPAC’s status under section 3(a)(1)(C).”38 That position is consistent, because failing to complete a de-SPAC transaction and instead only acquiring a non-controlling interest would result in the SPAC holding investment securities under Section 3(a)(1)(C).39 Notably, the Commission did

[36]	See Special Purpose Acquisition Companies, Shell Companies, and Projections, SEC Release 33-11265 at 364 (Jan. 24, 2024).
[37]	Id. at 364.
[38]	Id.
[39]

Cf. Id. at 369 (“If a SPAC were to engage or propose to engage in a de-SPAC transaction with a target company that meets the definition of investment company, such as a closed-end fund or a business development company, the SPAC is likely to be an investment company under section 3(a)(1)(A) of the Investment Company Act because it would be proposing to be engaged in the business of investing, reinvesting and trading in securities as set out in section 3(a) of that Act. A SPAC that seeks to engage in a de-SPAC transaction with an investment company would, at some point prior to the de-SPAC transaction, be proposing to engage in the business of being an investment company.”) (emphasis added).

Securities and Exchange Commission	18	December 19, 2024

not suggest that failing to complete the de-SPAC transaction as advertised would make the resulting issuer an investment company under Section 3(a)(1)(A). This is consistent with our position that Section 3(a)(1)(A) is intended to capture only those businesses that are actively investing, reinvesting, or trading in securities, as opposed to those that engage in one or a short series of transactions and then merely own and hold equity interests.

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, Nathan Somogie at (212) 455-2851, or Nicholas Ridley at (202) 636-5826 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	EQT Infrastructure Company LLC

Erwin Thompson

Simpson Thacher & Bartlett LLP

Rajib Chanda

Mark Brod

Nathan Somogie

Nicholas Ridley